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                             June 8, 2022

       Sarah Turner, Esq.
       General Counsel
       Manning & Napier, Inc.
       290 Woodcliff Drive
       Fairport, New York 14450

                                                        Re: Manning & Napier,
Inc.
                                                            Schedule 13E-3
filed June 2, 2022 by Manning & Napier, Inc., Manning
                                                            & Napier Group,
LLC, James Morrow, Callodine Group, Marc O. Mayer, et
                                                            al.
                                                            File No. 005-86504
                                                            Preliminary Proxy
Statement on Schedule 14A filed June 2, 2022
                                                            File No. 001-35355

       Dear Ms. Turner:

              We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 13E-3 and Preliminary Proxy Statement, each filed on June 2,
2022

       Cover Page

   1. All comments below, unless otherwise specified, refer to the disclosure found in the
                                                        Company's preliminary
proxy statement.
       Q. Have any Company stockholders already agreed to approve the merger agreement?, page 13

   2. Disclosure in this Q & A states that "...other Section 16 officers of the Company, who collectively
beneficially own approximately 10% of the voting power of the Company   s
                                                        outstanding capital
stock, have separately entered into support agreements...with Parent, pursuant to which they
have agreed to vote their shares in favor of the adoption and approval of the merger
agreement and the transactions contemplated thereby..." Please
 Sarah Turner, Esq.
FirstName
Manning &LastNameSarah
            Napier, Inc. Turner, Esq.
Comapany
June 8, 2022NameManning & Napier, Inc.
June 8,
Page 2 2022 Page 2
FirstName LastName
         advise why these Section 16 officers are not engaged in the Rule 13e-3 transaction and should not be listed as signatories to the Schedule 13E-3 signature page and included as filing persons.
Purposes and Reasons of the Company for the Company Merger; Recommendation of the
Company; Fairness of the Company Merger, page 27

3. We note the disclosure in the last paragraph on page 27 indicating that "the Company
         Board determined on behalf of the Company that the merger agreement, the company merger and the other transactions contemplated thereby, were fair, advisable and in the best interests of the Company and its stockholders" and the disclosure on page 28 that
         "[i]n the course of making the determination and recommendation (with Mr. Mayer recused) described above, the members of the Company Board considered the following factors..." We remind the Company of its obligation pursuant to Exchange Act Rule 13e-
         3(e), described in Item 8 of Schedule 13E-3 and Item 1014(a) and (b) of Regulation M-A,
         to state whether the subject company reasonably believes that the Rule 13e-3 transaction
         "is fair or unfair to unaffiliated security holders" and to discuss in reasonable detail the material factors upon which such belief is based. Refer to the language used by the
         Callodine Filing Persons in the third paragraph on page 42 and by Mr. Mayer in the last paragraph on page 43. In responding to this comment, please note that we do not believe the first bullet on page 28 is responsive to Item 1014. To the extent the disclosure is revised to conform with the requirement described in Item 1014(a), we acknowledge that the disclosure on pages 28 through 32, starting with the first full paragraph on page 28, would appear to satisfy the disclosure obligation described in Item 1014(b), subject to the following comment.
4. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant
         to each filing person   s fairness determination and should be
discussed in reasonable detail.
         See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).
         Please revise this section to either include the factor described in clause (vi) of Instruction
         2 to Item 1014 or explain why such factor was not deemed material or relevant. We note that the disclosure on page 106 only indicates that the Company did not purchase shares during the past sixty days, not the past two years. In addition, we note that Mr. Mayer did purchase shares during the past two years.
5. Please consider the preceding comment with respect to not only the Company's fairness determination but also the fairness determinations of both the Callodine Filing Persons disclosed on pages 41 through 42 and and Mr. Mayer disclosed on pages 42 through 44, given that both filing persons have expressly adopted the analyses and conclusions of the
         Company.
Certain Unaudited Prospective Financial Information, page 33

6. Disclosure on page 33 states that "[t]he Company forecasts were based on numerous variables and assumptions..." In order for stockholders to properly evaluate the fairness
 Sarah Turner, Esq.
Manning & Napier, Inc.
June 8, 2022
Page 3
       advisor's opinion and the projections upon which the opinion in part relies, please disclose these assumptions in reasonable detail and quantify, where possible. Opinion of the Company's Financial Advisor, page 34

7. Page D-3 of the fairness advisor's opinion states that "[a]ny summary of or reference to this opinion or the analysis performed by us in connection with the rendering of this opinion in such documents shall require our prior written approval." Please disclose in the proxy statement, if true, that PJT Partners has consented to the disclosure regarding its opinion and analyses included in the "Summary of PJT Partners
Financial Analyses"
       section and elsewhere in the filing.
Certain Effects of the Mergers, page 46

8. Please provide the disclosure described in Instruction 3 to Item 1013 of Regulation M-A with respect to Marc Mayer.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                             Sincerely,
FirstName LastNameSarah Turner, Esq.
                                                             Division of
Corporation Finance
Comapany NameManning & Napier, Inc.
                                                             Office of Mergers
& Acquisitions
June 8, 2022 Page 3
cc:       Andrew Kaplan, Esq.
FirstName LastName